UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-08106

NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K		Form 11-K		Form 20-F		Form 10-Q

      For Period Ended:     December 31, 2003

	Transition Report on Form 10-K		Transition Report on Form 10-Q

	Transition Report on Form 20-F		Transition Report on Form N-SAR

	Transition Report on Form 11-K

      For Transition Period Ended:     _______________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________________

Part I — Registrant Information

Full Name of Registrant:     MasTec, Inc.

Former Name if Applicable: ______________

Address of Principal Executive Office (Street and Number):    800 Douglas Road, 12th Floor

City, State and Zip Code: Coral Gables, Florida 33134

Part II — Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

See Attachment hereto

Part IV — Other Information

(1)     Name and telephone number of person to contact in regard to this notification:

Austin Shanfelter,
Chief Executive Officer	(305)	599-1800
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

|X|	Yes		No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|	Yes		No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment hereto.

MasTec, Inc.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2004	By: /s/ Austin Shanfelter —————————————— Name: Austin Shanfelter Title: Chief Executive Officer

ATTACHMENT TO FORM 12b-25

Form 10-K for the annual period ended December 31, 2003

PART III — NARRATIVE

        MasTec, Inc. (“MasTec”) is unable to file its Form 10-K for the year ended December 31, 2003 within the prescribed time period without unreasonable effort or expense. The reasons causing MasTec’s inability to file timely are beyond its control and could not be eliminated by the company without unreasonable effort or expense.

        MasTec is unable to timely file its Annual Report on Form 10-K without unreasonable effort and expense because MasTec is still in the process of providing the support necessary for its auditors to conclude their work in connection with the audited financial statements for the year ended December 31, 2003.

PART IV – NARRATIVE

        MasTec expects to report a significant change in its results of operations for the year ended December 31, 2003 as compared to the comparable period in the prior year. Consolidated results for the year ended December 31, 2003 will reflect a significantly lower net loss than the net loss for the year ended December 31, 2002. Because the auditing process with respect to our activities is not yet complete, we are unable to provide a reasonable estimate of the loss we expect to incur.